Filed Pursuant To Rule 433

Registration No. 333-180974

March 24, 2014

Buy Gold, Emerging Markets In Wake of Yellen Selloff

Transcript of Interview with David Mazza of State Street Global

Posted 03/20/2014 on TheStreet.com

GREGG GREENBERG: Dave Mazza, gold is still up 10 percent year to date, but it sold off after Janet Yellen’s testimony yesterday, so maybe $1,400 an ounce is not around the corner?

DAVID MAZZA: I think what’s interesting about what we’re seeing with the gold market is that institutional investors, financial advisors and the retail public is actually coming back to GLD, and other gold-backed ETFs this year. So, in February, it was the first time since December 2012 we saw inflows into GLD, which means that I think investors are taking a longer term viewpoint of gold, certainly keeping an eye on Chairwoman Yellen’s comments, which are just going to increase now that she is at the helm of the Federal Reserve. But I think it’s interesting to think about the role that gold and GLD can play in a portfolio, not just tactically on any given day, but as this year progresses, because there are still a lot of geopolitical risks out there. We know what’s going on in the Ukraine, uh, in Russia, but there’s a—over 40 elections globally this year. So I think investors need to keep an eye on the geopolitical side.

GREGG GREENBERG: Well, Janet Yellen also didn’t help bonds, the 10 year Treasury yield moved up to around 2.8 percent. So what do you do with your bond ETFs?

DAVID MAZZA: I think now is the time for investors to take a blank slate to bond, uh, investing, because in today’s market, there’s a, a lot of interest rate risks out there, because Chairwoman Yellen and her predecessor, uh, Ben Bernanke are really interested in potentially causing all this volatility because of their tapering comments. And this forward guidance is just going to make markets more volatile. So what I think investors should do, shorten up duration in their portfolios, take a focus on adding credit risk. And in particular, there are some areas like short term high yield bonds, S, J, and K, or senior secured loans. In ETFs, we have SRLN, which is sub-advised by GSO Blackstone, and it’s a great way for investors to take advantage of mitigating interest rate risks in portfolios, but adding some yield.

GREGG GREENBERG: And if we’re seeing volatility over here because of rising interest rates, [it’s] certainly hitting the emerging markets. We saw a lot of money coming out of the emerging markets, uh, during Janet Yellen’s testimony yesterday. Do you just bring it back here?

DAVID MAZZA: Yeah, well, you have this negative feedback loop, and when we, uh, see rates rise, investors have the tendency to bring all their money back to their home country. And we certainly saw that last year with all the outflows from emerging market ETFs and mutual funds. But, I think now is the time for investors who have a longer term point of view to maybe begin to be adding back to emerging market exposure, but not necessarily the old BRIC countries that we used to rely on, your Brazil, your Russia, your India, your China. Maybe look for some smaller cap names. Move down the spectrum to take advantage of that local consumer, that trend towards the growing middle class, which is going to be inherently less volatile than all the larger companies, which is a little bit interesting to think about, because smaller caps tend to be more volatile. But they actually have different return streams and they’re not as focused and tied into the global economy.

GREGG GREENBERG: All right. Thanks a lot, Dave.

DAVID MAZZA: Thanks for having me.

GREGG GREENBERG: Thank you for watching The Street.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.